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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             CT COMMUNICATIONS, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -------------------------------------------------------
                         (Title of class of securities)


                                    126426402
             -------------------------------------------------------
                                 (CUSIP Number)


        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [X]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)


        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.



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CUSIP No. 126426402
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         1)       Names of Reporting Persons/S. S. or I. R. S. Identification
                  Nos. of Above Persons:

         First Charter National Bank
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         2)       Check the Appropriate Box if a Member of a Group:

                  (a)
                  (b)
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         3)       SEC Use Only:

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         4)       Citizenship or Place of Organization:

                  United States
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Number of              (5)   Sole Voting Power:                   956,741
Shares Bene-
ficially               (6)   Shared Voting Power:                  17,656
Owned by
Each Report-           (7)   Sole Dispositive Power               974,397
ing Person
With                   (8)   Shared Dispositive Power:                  0
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         9)       Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        974,397
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         10)      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares:

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         11)      Percent of Class Represented by Amount in Row 9:

                                                                            5.2%
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         12)      Type of Reporting Person (See Instructions):

                            IN
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SCHEDULE 13G

Item 1(a): Name of Issuer:   CT Comunications, Inc.

Item 1(b): Address of Issuer's Principal Executive Offices:

                                           68 Cabarrus Avenue
                                           Concord, North Carolina 28025

Item 2(a): Name of Person Filing: Danny H. Patton for First Charter
                                  National Bank

Item 2(b): Address of Principal Business Office or, if none, Residence:

                                            22 Union Street, North
                                            Concord, North Carolina 28025

Item 2(c): Citizenship:    U. S.

Item 2(d): Title of Class of Securities:    Common Stock

Item 2(e): CUSIP Number:    126426402

Item 3: (j) Group, in accordance with Section 240.13d-1(b)(l)(ii)(J)

Item 4: Ownership:

              (a) Amount beneficially owned:    974,397

              (b) Percent of Class:    5.2%

              (c) Number of shares as to which such person has:
                    (i)  Sole power to vote or to direct the vote: 956,741
                   (ii)  Shared power to vote or to direct the vote: 17,656
                  (iii)  Sole power to dispose or to direct the disposition
                         of: 974,397
                   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5: Ownership of Five Percent or Less of a Class:   N/A

Item 6: Ownership of More than Five Percent on Behalf of Another Person:   N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company:    N/A

Item 8: Identification and Classification of Members of the Group:    N/A

Item 9: Notice of Dissolution of Group:  N/A

Item 10: Certification: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of


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                        and do not have the effect of changing or influencing
                        the control of the issuer and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 22, 2001                FIRST CHARTER NATIONAL BANK




                                     By: /s/ Danny H. Patton
                                         ---------------------------------------
                                         Danny H. Patton
                                         Senior Vice President and Trust Officer





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